Mail Stop 6010

November 29, 2007

James B. Lootens
Secretary and Deputy General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

> **Re:** **Eli Lilly and Company**
> **Definitive Proxy Statement**
> **Filed March 5, 2007**
> **File No. 001-06351**

Dear Mr. Lootens:

We have reviewed your response letter dated October 22, 2007 and have the following comments. Please respond to our comments by December 13, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note your response to prior comment 8. Please confirm that you will disclose in future filings any actions taken regarding executive compensation after your last completed fiscal year's end that could affect a fair understanding of the named executive officer's compensation for the last fiscal year.

2.   We note your acknowledgement at the end of your response letter of the three bullet points contained in our August 21, 2007 letter. Since it is customary for registrants to recite those acknowledgements back to us in writing, please include those acknowledgements in your next response letter that you submit on EDGAR.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney